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SEC FILE NUMBER 000-27338

CUSIP NUMBER 04651M105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2005

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Atari, Inc.

Full Name of Registrant
Infogrames, Inc.

Former Name if Applicable
417 Fifth Avenue

Address of Principal Executive Office (Street and Number)
New York, New York 10016

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due d ate; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The Quarterly Report on Form 10-Q for the quarter ended December 31, 2005 could not be filed within the prescribed time period because Atari, Inc. is considering a change to the way an item was treated on its cash flow statement for the third quarter for fiscal 2005 and has not been able to complete our analysis in this regard. If the change is made, it will be to move an item that had been classified as cash flows from investing activities to cash flows from operating activities. The change will have no effect on our previously issued consolidated balance sheets, income statements or statements of stockholders' equity. It also will have no effect on the previously reported increase in our cash for the nine months ended December 31, 2004.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Diane Price Baker	(212)	726-6500
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Net loss for the fiscal 2006 third quarter was $4.8 million, or $0.04 per share, compared to net income of $19.6 million, or $0.16 per share, in the year earlier period. Loss from continuing operations for the third quarter of fiscal 2006 was $4.5 million, or $0.03 per share, compared to income of $19.2 million, or $0.16 per share, in fiscal 2005. Net loss for the nine-month period was $62.8 million, or $0.50 per share, compared to net income of $14.8 million, or $0.12 per share, in the year-earlier period. Loss from continuing operations for the nine-month period of fiscal 2006 was $58.8 million, or $0.46 per share, compared to income of $17.3 million, or $0.14 per share, in fiscal 2005. The principal reason for the change in results was a reduction in net revenues as the result of a weak holiday season for the industry combined with underperformance from new product launches and product launch delays.

Atari, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	February 10, 2006	By:	/s/ Diane Price Baker

		Name:	Diane Price Baker
		Title	Executive Vice President and Chief Financial Officer